J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 01 August 2006

06015952

082-00913

SUPPL

Dear Sir

J Sainsbury Announces: Notification of RSP Share Release

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 1st August 2006.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

dw 8/14

1 August 2006

Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust, released 18,998 ordinary shares in J Sainsbury plc on 1 August 2006 to Darren Shapland, chief financial officer, to satisfy the first release of shares under his restricted share plan. 13,202 shares have been retained to pay the associated tax.

As disclosed previously these arrangements were made to compensate Darren for losses arising from the Carpetright Executive Incentive Plans in the form of an award of restricted shares.

Enquiries:

Investor Relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

1 August 2006

Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust, released 18,998 ordinary shares in J Sainsbury plc on 1 August 2006 to Darren Shapland, chief financial officer, to satisfy the first release of shares under his restricted share plan. 13,202 shares have been retained to pay the associated tax.

As disclosed previously these arrangements were made to compensate Darren for losses arising from the Carpetright Executive Incentive Plans in the form of an award of restricted shares.

Enquiries:

Investor Relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

1 August 2006

Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust, released 18,998 ordinary shares in J Sainsbury plc on 1 August 2006 to Darren Shapland, chief financial officer, to satisfy the first release of shares under his restricted share plan. 13,202 shares have been retained to pay the associated tax.

As disclosed previously these arrangements were made to compensate Darren for losses arising from the Carpetright Executive Incentive Plans in the form of an award of restricted shares.

Enquiries:

Investor Relations	**Media**
+44 (0) 20 7695 7162	+44 (0) 20 7695 6127
Lynda Ashton	Pip Wood

1 August 2006

Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust, released 18,998 ordinary shares in J Sainsbury plc on 1 August 2006 to Darren Shapland, chief financial officer, to satisfy the first release of shares under his restricted share plan. 13,202 shares have been retained to pay the associated tax.

As disclosed previously these arrangements were made to compensate Darren for losses arising from the Carpetright Executive Incentive Plans in the form of an award of restricted shares.

Enquiries:

Investor Relations	**Media**
+44 (0) 20 7695 7162	+44 (0) 20 7695 6127
Lynda Ashton	Pip Wood

1 August 2006

Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust, released 18,998 ordinary shares in J Sainsbury plc on 1 August 2006 to Darren Shapland, chief financial officer, to satisfy the first release of shares under his restricted share plan. 13,202 shares have been retained to pay the associated tax.

As disclosed previously these arrangements were made to compensate Darren for losses arising from the Carpetright Executive Incentive Plans in the form of an award of restricted shares.

Enquiries:

Investor Relations	**Media**
+44 (0) 20 7695 7162	+44 (0) 20 7695 6127
Lynda Ashton	Pip Wood